Exhibit 21.1

SUBSIDIARIES OF ADAPTIVE INSIGHTS, INC.

Name of Subsidiary	Jurisdiction of Organization

Adaptive Insights Limited	United Kingdom

Adaptive Insights Co., Ltd.	Japan

Adaptive Insights, Ltd.	Canada

Adaptive Insights Pty Ltd.	Australia